UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         CLEAN WATER TECHNOLOGIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   18750F 10 3
                                 (CUSIP Number)

                                SheerVision, Inc.
                              c/o Suzanne Lewsadder
                           4030 Palos Verdes Drive N.
                                    Suite 104
                             Rolling Hills, CA 90274
                                 (310) 265-8918
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 1, 2005
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18750F 10 3

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1)     Name of Reporting Person - I.R.S. Identification No. of person (entities only). SheerVision, Inc. (I.R.S. Identification No. 330861885)

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2)     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [X]
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3)     SEC Use Only

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4)     Source of Funds (See Instructions)
       WC

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5)     Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)........................ [ ]

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6)     Citizenship or Place of Organization
       California

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                    7)    Sole Voting Power
                          4,517,800

                    ------------------------------------------------------------
NUMBER              8)    Shared Voting Power
OF SHARES                 0
BENEFICIALL
OWNED BY            ------------------------------------------------------------
EACH                9)    Sole Dispositive Power
REPORTING                 4,517,800
PERSON WITH
                    ------------------------------------------------------------
                    10)   Shared Dispositive Power
                          0

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11)    Aggregate Amount Beneficially Owned by Each Reporting Person
       4,517,800

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12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions) [ ]

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13)    Percent of Class Represented by Amount in Row (11)
       55.0 %*

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14)    Type of Reporting Person (See Instructions)
       CO

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* Based on 8,217,855 shares of shares of Common Stock of the Issuer outstanding as of November 30, 2005, as set forth in the Securities Purchase Agreement among SheerVision, Inc., Laurie C. Scala, Howard A. Scala and Clean Water Technologies, Inc., dated November 30, 2005 (the "SPA"), a copy of which is incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed December 7, 2005 with the SEC.

Item 1.  SECURITY AND ISSUER.

         This statement (this "Statement") relates to 4,517,800 shares of common stock, par value $0.001 per share ("Common Stock") of CLEAN WATER TECHNOLOGIES, INC., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4030 Palos Verdes Drive N., Suite 104, Rolling Hills, CA 90274.

Item 2.  IDENTITY AND BACKGROUND.

         (a)   This Statement is being filed by SheerVision, Inc.
               ("SheerVision"), a California corporation.

         (b) The address of SheerVision's principal office is 4030 Palos Verdes Drive N., Suite 104, Rolling Hills, California 90274.

         (c) SheerVision is principally engaged in the business of designing and selling proprietary surgical loupes to the dental and medical markets.

         (d)-(e) No executive officer or director of SheerVision, nor any controlling shareholder of SheerVision, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the SPA, Laurie C. Scala and Howard A. Scala (collectively, the "Scalas"), who collectively owned beneficially and of record 4,517,800 shares of Common Stock of the Issuer (the "Shares"), sold to SheerVision all of the Shares for cash consideration in the total aggregate amount of US$625,000 (the "Transaction"). The consideration for the Shares was provided by SheerVision's general corporate funds. The Shares include all shares of Common Stock owned beneficially or of record thereby, or issuable upon the exercise, conversion, or exchange of securities or obligations held by, or owed to, either of the Scalas, other than an aggregate of 14,300 shares of Common Stock held by the Scalas in a custodial capacity and one or more individual retirement accounts. As a result of the closing of the Transaction, SheerVision now owns 55.0% of the total outstanding shares of the Issuer's capital stock and 55.0% total voting power of the Issuer's outstanding voting securities.

Item 4.  PURPOSE OF TRANSACTION.

         The 4,517,800 shares of Common Stock of the Issuer were purchased by SheerVision for investment purposes.

         SheerVision plans to acquire additional securities of the Issuer. The Board of Directors of the Issuer approved by unanimous consent on November 30, 2005 the contribution to the Issuer by the stockholders of SheerVision of all outstanding shares of capital stock of SheerVision in exchange for shares of the Issuer's Common Stock. Such acquisition by the Issuer of all of the outstanding shares of capital stock of SheerVision shall be in exchange for the number of shares of the Issuer's Common Stock as shall equal 95% of the outstanding such Common Stock and shall result in the reorganization of the Issuer. The Issuer has not yet entered into a definitive agreement with SheerVision or the shareholders thereof relating to such transaction.

         Except as otherwise described herein, SheerVision does not have any plans or proposals as of the date hereof which relate to or would result in any of the transactions described in clauses (a) through (j) of Item 3 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) At the date of this Statement, SheerVision beneficially owns 4,517,800 shares of Common Stock of the Issuer. This represents approximately
55.0 % of the total number of 8,217,855 issued and outstanding shares of Common Stock of the Issuer as of November 30, 2005, as set forth in the SPA.

         (b) SheerVision has sole dispositive and voting power with respect to the 4,517,800 shares of Common Stock of the Issuer.

         (c) No transactions in the Common Stock were effected by SheerVision in the past 60 days.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Securities Purchase Agreement, dated as of November 30, 2005, by and among SheerVision, Inc. Laurie C. Scala and Howard A. Scala.


Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Securities Purchase Agreement, dated as of November 30, 2005, by and among SheerVision, Inc. Laurie C. Scala and Howard A. Scala, incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed December 7, 2005 with the SEC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 7, 2006


                                               /s/ SUZANNE LEWSADDER
                                        ----------------------------
                                        Name:  Suzanne Lewsadder
                                        Title: Chief Executive Officer